July 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3030

Attn:	Mr. Karl Hiller

Branch Chief

Re:	The Gorman-Rupp Company

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 8, 2023

Response dated June 26, 2023

File No. 001-06747

Dear Mr. Hiller:

The Gorman-Rupp Company (the “Company” or “we”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 6, 2023. Following are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Properties, page 11

1.

Comment: We note that you proposed revisions that include the square footage, principal use, and markets served for various facilities in response to prior comment one, in which we advised of the requirements to disclose information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of your facilities, although your revisions do not include details of capacity and utilization.

We continue to believe that you will need to provide such details to comply with Instruction 1 to Item 102 of Regulation S-K Please submit the revisions that you propose to address these concerns. We reissue prior comment one.

Response:

As noted in our initial response the Company will revise our disclosure to include the square footage, principal use, markets served, and ownership status for each of our material facilities. Our current disclosure also includes a statement regarding the quality and overall production capacity of our facilities being sufficient for the foreseeable future.

The Company’s product line consists of thousands of pump models ranging in size from 1⁄4 inch to nearly 15 feet and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. In addition, within each product line individual component parts are assembled to unique customer requirements creating a large product mix, requiring varying levels of utilization. Due to the complexity of our business including the number of product lines and variables in product mix, determining specific capacity and utilization by facility is not practical. However, we do monitor whether our facilities are operating at full or partial capacity. Our facilities have the capacity to work three full-time shifts up to seven days per week as well as automated machining running during unstaffed hours, which the Company defines as full utilization. At partial utilization, our facilities are working one fully staffed shift five days per week, supplemented with partial second shifts and running certain automated machining operations during peak periods.

The Company acknowledges the Staff’s comment and advises the Staff the Company will further revise its disclosures to address the aforementioned guidance in future filings. In addition to the revisions to Item 2. Properties communicated in our prior response, the Company will add an additional column “Utilization (Full or Partial)” and disclose whether utilization is “Partial” or “Full” in order to reasonably inform investors as to the productive capacity and extent of utilization of each of our material facilities. By way of example, the following modified Item 2. Properties disclosure from page 11 of our Annual Report on Form 10-K for the year ended December 31, 2022 reflects the format we intend to employ in future filings.

Item 2. Properties.

The Company conducts business at plants and offices that are owned or leased and located in the United States and other countries as described below. The following table sets forth the location, approximate size, principal use, markets served, ownership status and utilization of each of our material facilities. Our facilities have the capacity to work three full-time shifts up to seven days per week as well as automated machining running during unstaffed hours, which the Company defines as full utilization. At partial utilization, our facilities are working one fully staffed shift five days per week, supplemented with partial second shifts and running certain automated machining operations during peak periods. We believe we made effective use of our productive capacities at our facilities. We consider our plants, machinery and equipment to be well maintained and in good operating condition. We believe the quality and production capacity of our facilities is sufficient to maintain our competitive position for the foreseeable future.

Properties	Approximate Sq Footage	Principal Use	Markets Served	Owned/ Leased	Utilization
United States
Bellville, OH	98,000	Manufacturing, R&D	Industrial, OEM	Owned	Partial
Fort Wayne, IN	125,000	Manufacturing, R&D	Industrial, agriculture, construction	Owned	Partial
Glendale, AZ	32,000	Manufacturing, R&D	Industrial, agriculture, municipal, pretroleum, OEM	Owned	Partial
Lenexa, KS	53,000	Manufacturing	Industrial, agriculture, construction	Leased	Partial
Lubbock, TX	60,000	Manufacturing	Industrial, agriculture, municipal, pretroleum, OEM	Owned	Partial
Mansfield, OH (2 properties)	970,000	Corporate HQ, Manufacturing, R&D	Industrial, construction, municipal, pretroleum, OEM	Owned	Partial
Olive Branch, MS	62,000	Manufacturing	Industrial, agriculture, municipal, pretroleum, OEM	Owned	Partial
Royersford, PA (2 properties)	120,000	Manufacturing	Industrial, agriculture, construction, municipal, OEM	Owned	Partial
Toccoa, GA	295,000	Manufacturing, R&D	Industrial, fire, municipal	Owned	Partial
Other Countries
County Westmeath, Ireland	42,000	Manufacturing	Industrial, fire, municipal
Waardenburg, The Netherlands	41,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned	Partial
St. Thomas, Ontario, Canada	63,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned	Partial
Johannesburg, South Africa	38,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned	Partial
Namur, Belgium	18,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned	Partial

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 17

2.

Comment: We note that you have agreed to provide incremental disclosures in future filings in response to prior comment three, including a tabulation showing eight categories of revenue, information “regarding the reasons” for revenue fluctuations, describing and “to the extent possible” quantifying material reasons for changes, and indicating the extent to which fluctuations are attributable to changes in prices, changes in the volume or amount of goods sold or to the introduction of new products.

You also mention several types of information that may be encompassed within such disclosures “to the extent possible” although you have not explained how the disclosures in your annual report would need to change to comply with these requirements.

We continue to believe that you should include quantification of the volumes of products sold in the various markets identified for each period and disclose the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold.

Please submit the specific disclosure revisions that you believe would fully address the requirements in Item 303(b)(2) of Regulation S-K, with regard to the information that pertains to the periods covered by your annual and subsequent interim report. It should be clear how you quantify, compare and evaluate the volume of products that are being produced and sold each period. We reissue prior comment three.

Response:

Since our initial response, we have carefully considered the requirements of Item 303(b)(2) of Regulation S-K and undertaken further analyses in careful consideration of the nature of our business. While all of the products sold are pumps and pump systems the Company’s product lines consist of thousands of pump models ranging in size from 1⁄4 inch to nearly 15 feet and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. In addition, within each product line individual component parts are assembled to unique customer requirements creating a large product mix. Due to the complexity of our business including the number of product lines and variables in product mix, volume is not a metric that we monitor internally as we do not believe there is a direct correlation between unitary volumes and net sales. Further, in light of these variables we do not believe the disclosure of specific volumes sold in each market would be useful for the Company or investors.

The Company monitors changes in total sales dollars by market as this normalizes variations in product mix and effectively provides an assessment of performance. We also monitor underlying qualitative reasons for fluctuations in net sales. In future filings, we intend to provide a tabular presentation of disaggregated revenue by end markets, as well as, more robust disclosure regarding the reasons for our revenue fluctuations including quantifications to the extent possible.

By way of example the following revisions are submitted to address the requirements of Item 303(b)(2) of Regulation S-K, with regards to our Form 10-K for the Fiscal Year Ended December 31, 2022 and our Form 10-Q for the Period Ended March 31, 2023.

Results of Operations 2022 Compared to 2021:

Net Sales

	Year Ended December 31,
	2022	2021	$ Change	% Change
Industrial	$74,913	$61,371	$13,542	22.1%
Fire	121,001	103,653	17,348	16.7%
Agriculture	20,817	21,879	(1,062)	-4.9%
Construction	39,433	34,368	5,065	14.7%
Municipal	69,726	54,964	14,762	26.9%
Petroleum	13,034	15,618	(2,584)	-16.5%
OEM	34,820	32,964	1,856	5.6%
Repair parts	59,931	53,499	6,432	12.0%

Total net sales excluding Fill-Rite	433,675	378,316	55,359	14.6%
Fill-Rite (acquired May 31, 2022)	87,352		87,352

Total net sales	$521,027	$378,316	$142,711	37.7%

Net sales for 2022 were $521.0 million compared to net sales of $378.3 million for 2021, an increase of 37.7% or $142.7 million. Domestic sales of $381.3 million increased 46.3%, or $120.6 million, and international sales of $139.7 million increased 18.8%, or $22.1 million, compared to 2021.

Fill-Rite sales were $87.4 million from the acquisition date of May 31, 2022 to December 31, 2022. In addition to the increase from Fill-Rite, sales increased $55.3 million, or 14.6% due to an increase in volume as well as an increase in pricing to offset inflationary costs. During 2022 the Company had two price increases during the year, compared to the typical annual price increase. Each of the price increases averaged between 4.0% - 5.0%, but due to timing, were not fully realized in 2022.

Sales increased $17.3 million, or 16.7% in the fire market primarily from increased domestic commercial construction. Sales increased $14.8 million, or 26.9% in the municipal market, as the result of domestic flood control and waste-water projects related to increased infrastructure investment. Sales in the industrial market increased $13.5 million, or 22.1% and repair part sales increased $6.4 million, or 12.0% both due to general strengths in the broader industrial economy. Sales increased $5.1 million, or 14.7% in the construction market due to strong project volume post Covid. Sales increases in these markets were partially offset by a decrease in the petroleum market of $2.6 million, or 16.5% due to fewer sales of our larger petroleum transfer pumps and a decrease in the agriculture market of $1.0 million, or 4.9% due to missed opportunities due to our inventory position.

Three Months Ended March 31, 2023 vs. Three Months Ended March 31, 2022

Net Sales

	Three Months Ended March 31,
	2023	2022	$ Change	% Change
Industrial	$20,951	$17,853	$3,098	17.4%
Fire	36,105	28,422	7,683	27.0%
Agriculture	4,749	5,012	(263)	-5.2%
Construction	11,038	9,165	1,873	20.4%
Municipal	17,418	14,307	3,111	21.7%
Petroleum	4,024	3,542	482	13.6%
OEM	9,011	8,731	280	3.2%
Repair parts	17,209	15,135	2,074	13.7%

Total net sales excluding Fill-Rite	120,505	102,167	18,338	17.9%
Fill-Rite (acquired May 31, 2022)	39,961		39,961

Total net sales	$160,466	$102,167	$58,299	57.1%

Net sales for the first quarter of 2023 were $160.5 million compared to net sales of $102.2 million for the first quarter of 2022, an increase of 57.1% or $58.3 million. Domestic sales increased 65.4% or $47.4 million and international sales increased 36.7% or $10.9 million compared to the same period in 2022.

Fill-Rite sales were $40.0 million for the first quarter of 2023. In addition to the increase from Fill-Rite, sales increased $18.3 million, or 17.9% due to an increase in volume as well as the impact of two pricing increases taken in 2022 and an annual price increase in January 2023. The Company’s two price increases in 2022, as well as the price increase in 2023 averaged between 4.0% - 5.0%.

Sales increased $7.7 million, or 27.0% in the fire market primarily from increased domestic commercial construction. Sales increased $3.1 million, or 21.7% in the municipal market, as the result of domestic flood control projects related to increased infrastructure investment. Sales in the industrial market increased $3.1 million, or 17.4% and repair part sales increase $2.1 million, or 13.7% both due to general strengths in the broader industrial economy. Sales increased $1.9 million, or 20.4% in the construction market due to strong overall conditions including infrastructure related projects.

*****

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of your staff has any further questions or comments concerning the Company’s responses, please contact me at (419) 755-1548.

Sincerely,

/s/ James C. Kerr
James C. Kerr
Chief Financial Officer